SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date: November 6, 2008	By:	/s/ Doug Ball Doug Ball Chief Financial Officer

210, 1167 Kensington Crescent N.W. Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE
Oncolytics Biotech Inc. Investigators Present Interim
U.S. REOLYSIN® Phase II Sarcoma Trial Data
CALGARY, AB, — November 6, 2008 — Oncolytics Biotech Inc. (TSX: ONC, NASDAQ: ONCY) announced today that an oral presentation covering the interim results of a U.S. Phase II trial investigating intravenous REOLYSIN® in patients with bone and soft tissue sarcomas metastatic to the lung is being delivered today by Dr. Monica Mita of the Institute of Drug Development (IDD), the Cancer Therapy and Research Center at the University of Texas Health Science Center, (UTHSC), San Antonio, Texas at the Chemotherapy Foundation Symposium XXVI, which is being held in New York from November 4-8, 2008.
“REOLYSIN® is a very well tolerated treatment that is also showing promising results in patients with metastatic sarcoma,” said Dr. Mita. “We are pleased with the results and honored to present the data at major meetings.”
To date, 35 patients have been enrolled in the study, and 29 are evaluable. 21% (6/29) of the evaluable patients experienced stable disease (SD) for more than 16 weeks. The investigators concluded that the study has met its established objectives, and that enrolment will continue to the full 52 patients.

Tumour Type	Cycles	Best Response
Synovial sarcoma	17*	SD
Ewing’s sarcoma	9*	SD
Malignant Fibrous Histiocytoma	7*	SD, tumor resection after cycle 4
Leiomyosarcoma	6	SD
Chordoma	5*	SD
Unspecified Spindle Cell	5*	SD

*	patients still on study
An oral presentation covering results of the trial (REO 014) is also scheduled to be delivered at the Connective Tissue Oncology Society (CTOS) annual meeting, being held in London, U.K. from November 13-15, 2008.
The slides will be available on the Oncolytics’ website after the presentation.
Dr. Anders Kolb of the Nemours Center for Childhood Cancer Research is also scheduled to present a poster at the CTOS meeting entitled “Systemic Administration of REOLYSIN Inhibits Growth of Human Sarcoma Xenografts Alone and in Combination with Cisplatin and Radiation.”
About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of Phase I/II and Phase II human trials using REOLYSIN®, its proprietary formulation of the human reovirus, alone and in combination with radiation or chemotherapy. For further information about Oncolytics, please visit www.oncolyticsbiotech.com.
This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the implication of the materials presented at this meeting with respect to REOLYSIN®, the Company’s expectations related to the results of trials investigating delivery of REOLYSIN®, the Company’s analysis of the results of the Phase II trial, and the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.
FOR FURTHER INFORMATION PLEASE CONTACT:

Oncolytics Biotech Inc.	The Equicom Group	The Investor Relations Group
Cathy Ward	Nick Hurst	Erika Moran
210, 1167 Kensington Cr NW	325, 300 5th Ave. SW	11 Stone St, 3rd Floor
Calgary, Alberta T2N 1X7	Calgary, Alberta, T2P 3C4	New York, NY 10004
Tel: 403.670.7377	Tel: 403.538.4845	Tel: 212.825.3210
Fax: 403.283.0858	Fax: 403.237.6916	Fax: 212.825.3229
cathy.ward@oncolytics.ca	nhurst@equicomgroup.com	emoran@investorrelationsgroup.com